UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

     For the fiscal year ended December 31, 2004

Or

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

     For the transition period from                                         to

     Commission file number 000-32041

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Citizens First Savings Bank 401(k) Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Citizens First Bancorp, Inc.

525 Water Street
Port Huron, Michigan 48060

Required Information

The Citizens First Savings Bank 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

INDEPENDENT AUDITORS REPORT

To the Plan Administrator of the
Citizens First Savings Bank
401(k) Plan
Port Huron, Michigan

We have audited the accompanying statements of net assets available for plan benefits of the Citizens First Savings Bank 401(k) Plan (the “Plan”) as of December 31, 2004 and 2003 and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the net assets available for plan benefits of Citizens First Savings Bank 401(k) Plan as of December 31, 2004 and 2003 and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Austin, Niester, Beauchamp & Finnegan
Certified Public Accountants

Port Huron, Michigan
July 11, 2005

CITIZENS FIRST SAVINGS BANK
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE
FOR PLAN BENEFITS

December 31, 2004 and 2003

	2004	2003
ASSETS

Cash	$9,612	$52,373
Participant-directed investments - At fair value:
Mutual funds	2,320,093	1,715,719
Employer common stock	2,498,930	2,363,197
Participant loans	82,177	71,298

Total participant-directed investments	4,901,200	4,150,214

LIABILITIES

Excess Employee Contributions Payable	4,519

Total liabilities	4,519

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$4,906,293	$4,202,587

CITIZENS FIRST SAVINGS BANK
401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS

For the Years Ended December 31, 2004 and 2003

	2004	2003
ADDITIONS TO NET ASSETS
Investment income:

Net realized and unrealized gain from investments in:
Mutual funds	$142,417	$225,017
Employer common stock	155,084	173,504
Interest and Dividends	80,070	65,727

TOTAL INVESTMENT INCOME	377,571	464,248
Contributions:
Participants	419,763	423,784
Employer	116,474	254,436
Rollover and other	149,698	26,622

TOTAL CONTRIBUTIONS	685,935	704,842

TOTAL ADDITIONS	1,063,506	1,169,090

DEDUCTIONS

Deductions from Net assets attributed to:

Benefits paid to participants	359,800	133,687

Net Increase in Net Assets Available for Plan Benefits	703,706	1,035,403

NET ASSETS AVAILABLE FOR PLAN BENEFITS BEGINNING OF YEAR	4,202,587	3,167,184

END OF YEAR	$4,906,293	$4,202,587

CITIZENS FIRST SAVINGS BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

Note A—Description of Plan

The Citizens First Savings Bank 401(k) Plan (the “Plan”) is a defined contribution plan for eligible employees of Citizens First Savings Bank (the “Employer”). The Plan is subject to the provisions of the Employer Retirement Income Security Act of 1974 (ERISA). The following brief description of the Plan provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Participation and Vesting - All employees are eligible to participate in the Plan once they have attained the age of 18. Participant contributions are always fully vested and nonforfeitable. Annually, the Employer will make an Employer-matching contribution. Each participant who has worked more than 500 hours during the calendar year or is employed on the last day of the Plan year shall be entitled to a portion of the Employer contributions. In addition, participants who have retired or died during the Plan year will be entitled to a share of the Employer contributions. The Employer’s contributions vest under the following schedule:

Percentage
Years of Service	Vested
Less then 3 years	0
3 years	100

Forfeitures - Annually, forfeitures may be used to reinstate previously forfeited accounts, if any, correct erroneously omitted employees, if any, or reduce Plan expenses. Any remaining amounts shall be used to reduce Employer contributions. Current year forfeitures amount to $11,145 and will be used to reduce future employer contributions.

Employee Contributions - Contributions to participants’ accounts are made through voluntary reductions in their compensation. Such reductions are, in turn, paid to the Plan by the Employer. Participants may contribute from 1 percent to 15 percent of pretax compensation, less bonuses and overtime, to the Plan each calendar year. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Annual contributions for each participant are subject to limitations as defined in the Internal Revenue Code.

Employer Contributions - The Plan provides for an Employer-matching contribution. The Employer match for 2004 and 2003 is 50 percent of the first 4 percent of participant deferrals, up to a maximum of 2 percent of each participant’s eligible annual compensation. Employer matching contributions are invested as directed by Plan participants.

CITIZENS FIRST SAVINGS BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

Note A—Description of Plan (Continued)

Participant Accounts - Each participant’s account is credited with the participant and Employer contributions and an allocation of any Plan earnings. Contributions to the Plan are allocated to participants’ individual accounts on the date of receipt by the trustee. Allocations are based on participant elections. The benefit to which a participant is entitled is the amount included in each individual’s vested participant account.

Payment of Benefits - Participants or their beneficiaries may receive payments of their account balances upon the earlier of reaching age 59 1/2, death, hardship, withdrawal, or termination of service, as defined in the Plan. Such payments are made in a lump sum. Mandatory payments must begin no later than April 1 following the year in which the participant reaches the age of 70 1/2. The Plan should be consulted for further details regarding the benefit provisions.

Loans - The Plan allows participants to borrow money from the Plan, limited to the lesser of $50,000 or one-half of the participants’ vested account balance. Loans must have terms no longer than five years, with the exception of loans used to acquire, construct, or reconstruct the participant’s home, and must bear a reasonable interest rate as determined by the Plan administrator.

Administrative Expenses - Administrative expenses of the Plan are paid by the Employer.

Note B — Summary of Significant Accounting Policies

Assets and Liabilities - Accounting policies relative to the basis of recording assets and liabilities conform with Department of Labor guidelines. Assets and liabilities are presented at fair value. The fair value of investments in mutual funds and common stock is based on quoted market prices. The value of participant loans is the face value of the loans outstanding, which approximates market value.

CITIZENS FIRST SAVINGS BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

Note B — Summary of Significant Accounting Policies (Continued)

Changes in Net Assets - Income is recorded as earned. Expenses are recorded when incurred. Since assets of the Plan are recorded at fair value, unrealized appreciation or depreciation of Plan assets for the year is recorded in the statement of changes in net assets available for Plan benefits. Contributions are recorded on the accrual basis in the Plan year to which the contribution applies. Payments to beneficiaries are recorded when paid by the Plan.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Note C — Income Tax Status

The Internal Revenue Services issued a determination letter dated June 16, 2003 stating that the plan, as then designed, qualifies under Section 401(a) of the Internal Revenue Code and that the related trust is, therefore, not subject to tax. The Plan administrator has a copy of this determination letter in his possession.

The Plan was amended November 18, 2004. However, the Plan administrator and the Plan’s counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provisions for income taxes has been included in the financial statements.

Note D — Investments

The Plan’s investments are held by Citizens First Savings Bank. The fair value of individual investments that exceed 5 percent of the Plan’s beginning net assets is as follows:

	2004	2003
Mutual Funds- All participant-directed
Federated Capital Preservation Fund	$448,305	$407,607
Federated Mid Cap Fund	519,169	373,940
Federated Max Cap Fund	375,492	274,536
Federated Total Return Bond Fund	318,778	233,828

Common stock - Citizens First Bancorp, Inc. Employer common stock	2,498,930	2,363,197

CITIZENS FIRST SAVINGS BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

Note E — Related Party Transactions

Participants have the option of investing in common stock of the Employer.

Note F — Plan Termination

Although the Employer intends to continue the Plan indefinitely, it has reserved the right to amend or terminate the Plan at any time. If the Plan were to be terminated, the amount in each participant’s account would become fully vested as of the date of the termination of the Plan. Plan funds would be distributed to each participant in accordance with distribution policies set forth in the Plan.

Note G — Excess Employee Contributions Refundable

At December 31, 2004 and 2003, payables of $4,519 and $0, respectively, are recorded for amounts refundable by the Plan to participants for contributions in excess of amounts allowed by the Internal Revenue Service.

Note H — Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTARY
INFORMATION

CITIZENS FIRST SAVINGS BANK
401(k) PLAN

SUPPLEMENTAL SCHEDULES

For the year ended December 31, 2004

EIN: 38-0421485, Plan 001
Form 5500

Schedule H, Line 4i —Schedule of Assets(Held At End Year)

			Current
Identity of Issuer (a)(b)	Description of Investment (c)	Cost (d)*	Value (e)
Federated Investors, Inc.	Federated Capital Preservation Fund		$448,305

Excelsior	Excelsior Value & Restructuring		31,117

Federated Investors, Inc.	Federated Kaufmann Fund		121,722

Federated Investors, Inc.	Federated Index Mid-Cap Fund		519,169

Federated Investors, Inc.	Federated Index Max-Cap Fund		375,492

Federated Investors, Inc.	Federated Managed Growth Fund		26,271

Federated Investors, Inc.	Federated Managed Conservative Growth Fund		28,479

Federated Investors, Inc.	Federated Managed Moderate Growth Fund		55,931

Federated Investors, Inc.	Managed Income Fund		2

Federated Investors, Inc.	Federated Total Return Bond Fund		318,778

Goldman Sachs	Goldman Sachs Core U.S. Equity Fund		73,286

Janus	Janus Advisor Balanced Fund		124,303

Janus	Janus Advisor Worldwide Fund		69,476

AIM	AIM Aggressive Growth Fund		94,603

Loomis Sayles	Loomis Sayles Small Cap Val Admin		11,974

JP Morgan Chase	Security Capital US Real Estate		8,639

UMB	UMB Scout Worldwide		12,546

Citizens First Bancorp, Inc.	Common stock - Citizens First Bancorp, Inc.		2,498,930

Participants	Participant loans, with interest ranging from 6.0 percent to 11.5 percent		82,177

	Total Investments		$4,901,200

*	Cost information not required for Schedule I

CITIZENS FIRST SAVINGS BANK
401(k) PLAN

SUPPLEMENTAL SCHEDULES

For the year ended December 31, 2004

EIN: 38-0421485, Plan 001
Form 5500

Schedule H, Line 4i —Schedule of Assets (Acquired and Disposed of Within Year)

		Cost of	Proceeds of
Identity of Issuer (a)	Description of Investment	acquisitions (c)*	dispositions (d)
Federated Investors, Inc.	Federated Kaufmann Fund		$292

Citizens First Bancorp, Inc.	Common stock - Citizens First Bancorp, Inc.		64,765

	Total Investments		$65,057

*	Cost information not required for Schedule II

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Citizens First Savings Bank 401(k) Plan By Citizens First Savings Bank, Trustee

Date: July 13, 2005	By:	/s/ William G. Oldford, Jr.

William G. Oldford, Jr. Vice President and Senior Trust Officer

EXHIBIT INDEX

Exhibit 23      Consent of Austin, Niester, Beauchamp & Finnegan, PC